Exhibit 99.1

Sun Life Financial Reports First Quarter 2018 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. (“SLF Inc.”) for the period ended March 31, 2018. Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON – (May 8, 2018) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the first quarter ended March 31, 2018. First quarter reported net income was $669 million and underlying net income(1) was $770 million.

	Quarterly results
	Q1’18	Q1’17
Reported net income ($ millions)	669	551
Underlying net income(1) ($ millions)	770	573
Reported EPS(2) ($)	1.09	0.89
Underlying EPS(1)(2) ($)	1.26	0.93
Reported ROE(1)	13.1%	11.0%
Underlying ROE(1)	15.1%	11.5%
Insurance sales(1) ($ millions)	665	772
Wealth sales(1) ($ billions)	39.8	37.6
Assets under management(1) ($ billions)	978.9	927.3
LICAT ratios(3)
Sun Life Financial	149%	n/a
Sun Life Assurance(4)	139%	n/a
Financial leverage ratio	22.2%	22.6%

“In the first quarter we delivered $770 million in underlying net income and a 15.1% ROE,” said Dean Connor, President and CEO, Sun Life Financial. “We are also pleased to announce an increase in our common share dividend by 4% to $0.475, reflecting confidence in our growth prospects and our strong capital position.”

“This quarter showcased the sustained progress of our Client strategy with strengthened digital relationships to improve the Client experience. Within SLF Canada, almost all of our group health members can file e-claims directly on web and mobile and more than 2.1 million Clients are now interacting with us digitally. As well, in Hong Kong, we launched our first Client mobile app with the aim of making it easier for Clients to view their policy information all in one place, anytime, anywhere. With this, Hong Kong joins the Philippines and Indonesia in providing our Clients with an integrated digital platform and experience.”

Financial and Operational Highlights

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in the four pillars below.

($ millions, unless otherwise noted)
	Reported net income (loss)				Underlying net income (loss)(1)				Insurance sales(1)			Wealth sales(1)
	Q1’18	Q1’17	change		Q1’18	Q1’17	change		Q1’18	Q1’17	change	Q1’18	Q1’17	change
SLF Canada	249	266	(6)%		295	229	29%		296	451	(34)%	3,825	4,403	(13)%
SLF U.S.(2)	96	25	284%		129	59	119%		136	121	12%	–	–
SLF Asset Management	210	171	23%		231	183	26%		–	–		32,264	30,306	6%
SLF Asia(2)	133	85	56%		128	97	32%		233	200	17%	3,736	2,897	29%
Corporate	(19)	4	nm	(3)	(13)	5	nm	(3)	–	–		–	–
Total	669	551	21%		770	573	34%		665	772	(14)%	39,825	37,606	6%

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia as described below, and balances in 2017 have been changed to conform with the current year presentation.

(3)	Not meaningful.

Effective first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. By combining our SLF Asia and International capabilities, we expect to accelerate the development of our high net worth insurance business in Asia. SLF U.S. will focus on growing our U.S. group benefits business and managing the in-force block of U.S. individual insurance.

Our reported net income of $669 million in the first quarter of 2018 increased $118 million compared to the same quarter in 2017, including unfavourable market related impacts of $79 million. Underlying net income in the first quarter of 2018, increased $197 million to $770 million, primarily driven by interest on par seed capital(5) of $110 million, strong business growth, the lower income tax rate in the U.S., investment experience, and mixed insurance experience.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated.
(3)	For further information on the Life Insurance Capital Adequacy Test effective January 1, 2018, see section E – Financial Strength. LICAT ratios are not applicable before January 1, 2018.
(4)	Sun Life Assurance is SLF Inc.’s principal operating life insurance subsidiary.
(5)	Interest on seed capital transferred from the participating account to the shareholder account. For additional information, see section C – Profitability in this document.

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Our reported ROE(1) increased to 13.1% reflecting higher earnings. Our dividend is increasing by $0.02, from $0.455 to $0.475. SLF Inc. and its wholly-owned holding companies had $1,654 million in cash and other liquid assets as at March 31, 2018. A dividend of $1.2 billion from Sun Life Assurance to SLF Inc. was declared subsequent to the end of the first quarter of 2018.

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

SLF Canada’s reported net income was $249 million in the quarter, down 6% compared to the same period in 2017, largely reflecting unfavourable market impacts primarily driven by declining equity markets. Underlying net income was higher by $66 million from the same period in 2017, mainly due to interest on par seed capital(2) of $75 million, strong business growth in Group Retirement Services (“GRS”), as well as positive credit experience, partially offset by less favourable mortality experience and unfavourable morbidity experience.

Following a strong sales quarter as a result of tax legislation and product design changes in the first quarter of 2017, SLF Canada individual insurance sales decreased 39% in the first quarter of 2018. Group Benefits and wealth sales decreased 32% and 13%, respectively, compared to the same quarter in the prior year mainly due to fewer large case sales.

During the quarter, we continued to deepen our digital relationship with our Clients, introducing functionality to make it easier for Clients to interact with us at the right time and in the way they choose. For example, individual in-plan deposits in Group Retirement Services increased 45% over the prior year to $224 million, driven by more relevant and targeted messaging to Clients, including Ella (our interactive digital coach).

A Leader in U.S. Group Benefits

Reported net income was $96 million, up $71 million from the same quarter in the prior year, and underlying net income was $129 million, up $70 million from the same quarter in the prior year. SLF U.S.’s underlying net income reflected interest on par seed capital(2) of $35 million, favourable morbidity experience, and investment activity, partially offset by unfavourable policyholder behaviour and unfavourable mortality experience. The after-tax profit margin for Group Benefits(3) was 5.6% as of the first quarter of 2018, compared to 2.8% as of the first quarter of 2017.

SLF U.S. Group Benefits sales in U.S. dollars increased 17% compared to the same quarter in 2017, with increases across most product lines. Sun Life U.S. grew its stop-loss business-in-force by 20%, compared to the first quarter of 2017, on strong sales and renewal results for January 1, 2018 effective dates driven by continued delivery of its Client value and service.

The Company’s U.S. Disability RMS business implemented a large, new disability program with an industry partner. SLF U.S. also continued to streamline and enhance the onboarding experience for new Clients, installing more than 1,200 employer groups during the first quarter.

A Leader in Global Asset Management

SLF Asset Management’s reported net income of $210 million was up 23% from the first quarter of 2017 largely due to MFS Investment Management’s (“MFS”) higher average net assets and the lower income tax rate in the U.S. Underlying net income was $231 million in the first quarter of 2018, up 26% from the first quarter of 2017, driven by higher average net assets and the lower income tax rate in the U.S. The higher average net assets resulted in a pre-tax net operating profit margin ratio for MFS(1) of 38%, up from 36% in the first quarter of 2017.

SLF Asset Management ended the first quarter with $681.7 billion in assets under management consisting of $621.6 billion (US$482.2 billion) from MFS and $60.1 billion from Sun Life Investment Management (“SLIM”). MFS net outflows of US$4.3 billion in the quarter were partially offset by SLIM net inflows of $0.3 billion.

MFS ranked second out of approximately 50 firms in the Barron’s 2017 Fund Family Rankings for ten-year firm-wide performance for the third consecutive year. In the first quarter of 2018, 83%, 84% and 91% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia’s reported net income of $133 million was up $48 million from the first quarter of 2017 and underlying net income of $128 million was up $31 million from the first quarter of 2017, reflecting strong business growth.

SLF Asia insurance sales were $233 million in the first quarter of 2018, up 17% compared to the first quarter of 2017, with double-digit growth in the Philippines, Indonesia, Vietnam, China, India, and Malaysia. SLF Asia wealth sales were up by 29% to $3.7 billion in the first quarter of 2018, compared to $2.9 billion in the first quarter of 2017. Strong wealth sales were led by continued growth in our pension business in Hong Kong, our Indian joint venture mutual fund company, and our asset management company in the Philippines.

In Hong Kong, our Rainbow MPF(4) plan was ranked highest at the 2018 MPF Awards(5) and won the 2018 MPF Scheme of the Year. In addition, we were also awarded nine 2018 Consistent Performer awards in the one-, five-, and ten-year categories.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Interest on seed capital transferred from the participating account to the shareholder account. For additional information, see section C – Profitability in this document.
(3)	Represents a non-IFRS financial measure. Based on underlying net income, on a trailing four quarters basis, and is described in section M – Non-IFRS Financial Measures in this document.
(4)	Mandatory provident funds (“MPF”) sold in Hong Kong.
(5)	The 2018 MPF Awards were co-organized by MPF Ratings and Asia Asset Management. MPF Ratings’ assessments cover investment structure and performance, fees and charges and assessment of overall services, including governance and transparency, customer service standard, services to employers and members, member education and communication, account administration efficiency and use of technology.

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About Sun Life Financial

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2018, Sun Life Financial had total assets under management (“AUM”) of $979 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively) and annual management’s discussion and analysis (“MD&A”). Effective first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M – Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N – Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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B. Financial Summary

	Quarterly results
($ millions, unless otherwise noted)	Q1’18	Q4’17	Q1’17
Net income (loss)
Reported net income (loss)	669	207	551
Underlying net income (loss)(1)	770	641	573
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	1.09	0.34	0.89
Underlying EPS (diluted)(1)	1.26	1.05	0.93
Reported basic EPS ($)	1.10	0.34	0.90
Return on equity (“ROE”) (%)
Reported ROE(1)	13.1%	4.1%	11.0%
Underlying ROE(1)	15.1%	12.7%	11.5%
Sales
Insurance sales(1)	665	1,106	772
Wealth sales(1)	39,825	35,300	37,606
Premiums and deposits
Net premium revenue	4,645	4,078	3,564
Segregated fund deposits	3,395	2,680	3,437
Mutual fund sales(1)	24,056	21,329	24,180
Managed fund sales(1)	12,345	11,170	9,394
ASO(2) premium and deposit equivalents(1)	1,675	1,709	1,718
Total premiums and deposits(1)	46,116	40,966	42,293
Assets under management (“AUM”)
General fund assets	163,499	162,720	160,044
Segregated funds	106,221	106,392	101,055
Mutual funds, managed funds and other AUM(1)	709,206	705,673	666,176
Total AUM(1)	978,926	974,785	927,275
LICAT(3)(4) ratios
Sun Life Financial	149%	n/a	n/a
Sun Life Assurance	139%	n/a	n/a
Financial leverage ratio(1)	22.2%	23.6%	22.6%
Dividend
Dividend payout ratio(1)	36%	43%	45%
Dividends per common share ($)	0.455	0.455	0.420
Capital
Subordinated debt and innovative capital instruments(5)	3,736	4,136	3,735
Participating policyholders’ equity and non-controlling interests	475	650	586
Total shareholders’ equity	22,804	22,321	22,225
Total capital	27,015	27,107	26,546
Average common shares outstanding (millions)	610	612	614
Closing common shares outstanding (millions)	607.6	610.5	613.7

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”) ratio.
(4)	LICAT ratios are not applicable before January 1, 2018; we previously used the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) guideline, the former capital regulatory guideline.
(5)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see section I – Capital and Liquidity Management – 1 – Capital in our 2017 annual MD&A.

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C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results
($ millions, after-tax)	Q1’18	Q4’17	Q1’17
Reported net income	669	207	551
Market related impacts(1)	(68)	(57)	11
Assumption changes and management actions(1)	(3)	(34)	1
Other adjustments(1)	(30)	(343)	(34)
Underlying net income(2)	770	641	573
Reported ROE(2)	13.1%	4.1%	11.0%
Underlying ROE(2)	15.1%	12.7%	11.5%
Impact of other notable items on reported and underlying net income
Experience related items(3)
Impact of investment activity on insurance contract liabilities	48	15	18
Mortality	(16)	11	21
Morbidity	12	10	(6)
Credit	21	23	4
Lapse and other policyholder behaviour	(29)	(12)	(15)
Expenses(4)	(4)	(44)	6
Other(4)	62	(9)	(23)

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures.
(3)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4)	Expense experience has been revised to exclude short-term strategic spending, which is now presented in Other. Prior periods have been conformed to this presentation.

Q1 2018 vs. Q1 2017

Our reported net income of $669 million in the first quarter of 2018, increased $118 million compared to the same quarter in 2017, including $79 million unfavourable change in market related impacts. Underlying net income in the first quarter of 2018, increased $197 million to $770 million, primarily driven by interest on par seed capital of $110 million, as described in Experience related items in this section, strong business growth, the lower income tax rate in the U.S., as well as identified experience related items.

1.	Market related impacts(1)

Market related impacts in the first quarter of 2018 compared to the same period last year, was primarily driven by unfavourable impacts from equity markets and fair values of real estate.

2.	Assumption changes and management actions(1)

The effects of assumption changes and management actions (“ACMA”) were not significant during the first quarter of 2018 or the first quarter of 2017.

3.	Other adjustments(1)

Other adjustments decreased reported net income by $30 million in the first quarter of 2018, compared to a decrease of $34 million in the first quarter of 2017. Compared to the first quarter of 2017, Certain hedges in Canada that do not qualify for hedge accounting, and acquisition, integration and restructuring amounts were favourable, partially offset by Fair value adjustments on MFS’s share-based payment awards.

4.	Experience related items

In the first quarter of 2018, the seed capital that was transferred to the participating account at demutualization was transferred back to the shareholder account, along with accrued investment income. The results include the investment income of $110 million – $75 million in SLF Canada and $35 million in SLF U.S. (“interest on par seed capital”) – which is presented in Experience related items – Other. Additional information can be found in Note 10 of the first quarter 2018 Interim Consolidated Financial Statements.

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.

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Compared to the prior year, Experience related items also reflected the favourable impact of investment activity in SLF U.S. and U.K., morbidity experience predominantly in SLF U.S., and credit experience primarily in SLF Canada, partially offset by unfavourable mortality experience, more unfavourable lapse and other policyholder behaviour, and other expense items across the enterprise.

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the first quarter of 2018, our effective income tax rates on reported net income and underlying net income(1) were 16.4% and 15.8% compared to 19.6% and 17.5% in the first quarter of 2017, respectively. This is within our expected range of 15% to 20%.

6.	Impact of foreign exchange rates

During the first quarter of 2018, our reported net income and underlying net income both decreased by $19 million, as a result of the impact of the movement of the Canadian dollar in the first quarter of 2018 relative to the average exchange rates in the first quarter of 2017.

D. Growth

1. Sales

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Insurance sales(1)
SLF Canada	296	227	451
SLF U.S.(2)	136	627	121
SLF Asia(2)	233	252	200
Total insurance sales(1)	665	1,106	772
Wealth sales(1)
SLF Canada	3,825	3,183	4,403
SLF Asia	3,736	3,603	2,897
Total wealth sales excluding SLF Asset Management(1)	7,561	6,786	7,300
SLF Asset Management sales(1)	32,264	28,514	30,306
Total wealth sales(1)	39,825	35,300	37,606

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018 we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

Total Company insurance sales were $665 million in the first quarter of 2018, down 14% (12% on a constant currency basis) compared to the same period in 2017.

•

SLF Canada insurance sales decreased, mainly due to a large case sale in Group Benefits in the first quarter of 2017 and the strong individual life insurance sales in the first quarter in 2017 as a result of the tax legislation and product design changes

•	SLF U.S. insurance sales increased mainly reflecting higher employee benefits and stop-loss sales, partially offset by the currency impact from the change in the Canadian dollar
•	SLF Asia insurance sales were up 20% on a constant currency basis, reflecting sales growth in all markets except Hong Kong and International

Total Company wealth sales were $39.8 billion in the first quarter of 2018, up 6% (10% on a constant currency basis) compared to the first quarter of 2017.

•	SLF Canada wealth sales decreased, mainly due to lower sales in GRS reflecting fewer large case sales in the first quarter of 2018
•	SLF Asia wealth sales were up, primarily led by higher sales in India, Hong Kong, the Philippines, and China, partially offset by the currency impact from the change in the Canadian dollar
•	SLF Asset Management gross sales were higher, largely attributable to higher managed fund sales in MFS, partially offset by the currency impact from the change in the Canadian dollar

(1)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

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2. Premiums and Deposits

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Net premium revenue	4,645	4,078	3,564
Segregated fund deposits	3,395	2,680	3,437
Mutual fund sales(1)	24,056	21,329	24,180
Managed fund sales(1)	12,345	11,170	9,394
ASO premium and deposit equivalents(1)	1,675	1,709	1,718
Total premiums and deposits(1)	46,116	40,966	42,293
Total adjusted premiums and deposits(1)(2)	47,972	43,104	43,042

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s Group Benefits (“GB”) Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Net premium revenue was $4.6 billion, up $1.0 billion from the first quarter of 2017, primarily driven by the impact of the partial recapture of a reinsurance agreement in GB, and an increase in GRS in SLF Canada, partially offset by the currency impact from the change in the Canadian dollar and lower premiums in Hong Kong and International in SLF Asia.

Segregated fund deposits were $3.4 billion in the first quarter of 2018, largely in line with the first quarter of 2017.

Sales of mutual funds were $24.1 billion in the first quarter of 2018, down slightly from the first quarter of 2017, largely reflected the currency impact from the change in the Canadian dollar, partially offset by increased sales from India and the Philippines in SLF Asia, and higher sales in MFS and SLF Canada.

Sales of managed funds were $12.3 billion in the first quarter of 2018, increased by $2.9 billion from the first quarter of 2017, primarily due to higher sales in MFS and Hong Kong in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar and lower sales in SLIM.

ASO premium and deposit equivalents in the first quarter of 2018 remain largely in line with the same period in 2017.

The currency impact for total premium and deposits for the first quarter of 2018 from the change in the Canadian dollar relative to average exchange rates in the first quarter of 2017 decreased total premiums and deposits by approximately $1.7 billion.

3. Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17
Assets under management (“AUM”)(1)
General fund assets	163,499	162,720	158,757	161,755	160,044
Segregated funds	106,221	106,392	102,237	102,066	101,055
Mutual funds, managed funds and other AUM(1)	709,206	705,673	672,601	680,000	666,176
Total AUM(1)	978,926	974,785	933,595	943,821	927,275

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

AUM were $978.9 billion as at March 31, 2018, compared to AUM of $974.8 billion as at December 31, 2017. The increase in AUM of $4.1 billion between December 31, 2017 and March 31, 2018 resulted primarily from:

(i)	an increase of $19.2 billion from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017; and
(ii)	an increase of $0.5 billion of other business activities; partially offset by
(iii)	a decrease of $11.6 billion from unfavourable market movements; and
(iv)	net outflow of mutual, managed, and segregated funds of $4.0 billion.

For the first quarter of 2018, net outflows of mutual, managed and segregated funds were $4.0 billion, predominantly driven by net outflows from MFS of $5.4 billion, partially offset by net inflows of $0.9 billion from SLF Canada, $0.4 billion from SLF Asia and $0.3 billion from SLIM.

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E. Financial Strength

	Quarterly results
	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17
LICAT ratio(1)
Sun Life Financial	149%	n/a	n/a	n/a	n/a
Sun Life Assurance	139%	n/a	n/a	n/a	n/a
Financial leverage ratio(2)	22.2%	23.6%	22.5%	22.5%	22.6%
Dividend
Dividend payout ratio(2)	36%	43%	41%	39%	45%
Dividends per common share ($)	0.455	0.455	0.435	0.435	0.42
Capital
Subordinated debt and innovative capital instruments(3)	3,736	4,136	3,736	3,736	3,735
Participating policyholders’ equity and non-controlling interests	475	650	633	628	586
Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257
Common shareholders’ equity	20,547	20,064	20,041	20,059	19,968
Total capital	27,015	27,107	26,667	26,680	26,546

(1)	LICAT ratios are not applicable before January 1, 2018.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see section I – Capital and Liquidity Management – 1 – Capital in our 2017 annual MD&A.

Effective January 1, 2018, The Office of the Superintendent of Financial Institutions (“OSFI”) has replaced the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital adequacy guideline with the Life Insurance Capital Adequacy Test (“LICAT”). As indicated by OSFI, the LICAT is an evolution of OSFI’s regulatory capital expectations, as it represents a more advanced and risk-sensitive approach to capital.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at March 31, 2018, SLF Inc.’s LICAT ratio was 149% which is well above OSFI’s regulatory minimum ratio of 90%.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at March 31, 2018, our total capital was $27.0 billion, compared to $27.1 billion as at December 31, 2017. The decrease in total capital was primarily the result of the repayment of $400 million of subordinated debentures detailed below, payment of $277 million of dividends on common shares, unrealized losses on available-for-sale (“AFS”) assets of $190 million, and $166 million from the repurchase and cancellation of common shares, partially offset by total net income of $605 million and foreign currency translation gain of $313 million included in other comprehensive income (loss).

SLF Inc. and its wholly-owned holding companies had $1,654 million in cash and other liquid assets as at March 31, 2018 ($2,019 million as at December 31, 2017). The decrease in cash and other liquid assets in these holding companies in the first quarter of 2018 was primarily attributable to the repayment of $400 million of subordinated debentures detailed below. Other liquid assets as noted above include cash equivalents, short-term investments, and publicly traded securities.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2018, Sun Life Assurance’s LICAT ratio was 139% well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%. A dividend of $1,200 million from Sun Life Assurance to SLF Inc. was declared subsequent to the end of the first quarter of 2018. If this dividend had been declared on March 31, 2018, it would have reduced the Sun Life Assurance LICAT ratio by approximately 7 percentage points.

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

Normal Course Issuer Bid

On August 14, 2017, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 11.5 million common shares between August 14, 2017 and August 13, 2018. During the first quarter of 2018, SLF Inc. purchased and cancelled approximately 3.1 million common shares at a total cost of $166 million. During 2017, SLF Inc. purchased and cancelled approximately 3.5 million common shares at a total cost of $175 million.

First Quarter 2018/ sunlife.com  9

F. Performance by Business Group

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Reported net income (loss)
SLF Canada	249	172	266
SLF U.S.(1)	96	(63)	25
SLF Asset Management	210	114	171
SLF Asia(1)	133	121	85
Corporate	(19)	(137)	4
Total reported net income (loss)	669	207	551
Underlying net income (loss)(2)
SLF Canada	295	232	229
SLF U.S.(1)	129	95	59
SLF Asset Management	231	226	183
SLF Asia(1)	128	111	97
Corporate	(13)	(23)	5
Total underlying net income (loss)(2)	770	641	573

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia as described below, and balances in 2017 have been changed to conform with the current year presentation.

(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2017 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

Effective first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. By combining our SLF Asia and International capabilities, we expect to accelerate the development of our high net worth insurance business in Asia. The U.S. will focus on growing our U.S. group benefits business and managing the in-force block of U.S. individual insurance.

1. SLF Canada

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Individual Insurance & Wealth	107	42	133
Group Benefits	69	78	81
Group Retirement Services	73	52	52
Reported net income (loss)	249	172	266
Market related impacts	(44)	(38)	32
Assumption changes and management actions	(7)	(24)	7
Other adjustments(1)	5	2	(2)
Underlying net income (loss)(2)	295	232	229
Reported ROE (%)(2)(3)	15.1	9.0	13.7
Underlying ROE (%)(2)(3)	17.9	12.2	11.8
Insurance sales(2)	296	227	451
Wealth sales(2)	3,825	3,183	4,403

(1)	Mainly comprised of Certain hedges in SLF Canada that do not qualify for hedge accounting. For further information, see section M – Non-IFRS Financial Measures in this document.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)	The adoption of LICAT impacted the capital allocation for SLF Canada. As a result, reported and underlying ROEs increased approximately 1.6% and 1.8%, respectively, in the first quarter of 2018.

Profitability

Q1 2018 vs. Q1 2017

SLF Canada’s reported net income was $249 million in the first quarter of 2018, compared to $266 million in the first quarter of 2017. Underlying net income in the first quarter of 2018 was $295 million, compared to $229 million in the first quarter of 2017.

First Quarter 2018/ sunlife.com  10

Reported net income in the first quarter of 2018 compared to the first quarter of 2017 was primarily affected by unfavourable market related impacts, largely as a result of equity market changes. Underlying net income in the first quarter of 2018 compared to the same period in 2017 increased largely due to interest on par seed capital of $75 million, as well as positive investment experience, partially offset by unfavourable mortality and morbidity experience.

Growth

Q1 2018 vs. Q1 2017

Following a strong sales quarter in 2017 as a result of the tax legislation and product design changes, SLF Canada individual insurance sales decreased in the first quarter of 2018 to $88 million, compared to $144 million. Sales in Group Benefits of $208 million decreased 32% compared to the first quarter of 2017, due to a large case sale in the first quarter of 2017.

SLF Canada wealth sales of $3.8 billion in the first quarter of 2018 were down compared to $4.4 billion in the first quarter of 2017, primarily due to lower GRS sales. GRS sales of $2.0 billion decreased by 25% compared to the same quarter of the prior year, due to fewer large case defined contribution sales in the first quarter of 2018. Individual wealth sales of $1.8 billion were 5% above the same quarter of the prior year with continued growth from our wealth manufactured(1) products.

2. SLF U.S.

	Quarterly results(1)
(US$ millions)	Q1’18	Q4’17	Q1’17
Group Benefits	33	30	8
In-force Management	43	(79)	12
Reported net income (loss)	76	(49)	20
Market related impacts(2)	(20)	(25)	(9)
Assumption changes and management actions(3)	2	–	(3)
Other adjustments(3)(4)	(8)	(98)	(13)
Underlying net income (loss)(5)	102	74	45
Reported ROE (%)	11.2	(7.2)	3.1
Underlying ROE (%)(5)	15.1	10.9	7.0
After-tax profit margin for Group Benefits (%)(6)	5.6	5.0	2.8
Insurance sales(5)	108	494	92

(C$ millions)
Reported net income (loss)	96	(63)	25
Underlying net income (loss)(5)	129	95	59

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see earlier in this section.

(2)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(3)

Includes the impact of U.S. tax reform in the fourth quarter of 2017. For further information, see section M – Non-IFRS Financial Measures in this document and section G – Performance by Business Group in the 2017 annual MD&A.

(4)

Includes Acquisition, integration and restructuring amounts of US$(8) million, US$(8) million, and US$(13) million in the first quarter of 2018, fourth quarter of 2017, and first quarter of 2017, respectively, and U.S. tax reform in the fourth quarter of 2017.

(5)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(6)	Represents a non-IFRS financial measure. Based on underlying net income, on a trailing four quarters basis, and is described in section M – Non-IFRS Financial Measures in this document.

Profitability

Q1 2018 vs. Q1 2017

SLF U.S.’s reported net income was US$76 million ($96 million) in the first quarter of 2018, compared to reported net income of US$20 million ($25 million) in the first quarter of 2017. Underlying net income was US$102 million ($129 million), compared to US$45 million ($59 million) in the first quarter of 2017. The impact from the movement of the Canadian dollar in the first quarter of 2018 relative to average exchange rates in the first quarter of 2017 decreased reported net income and underlying net income by $5 million and $6 million, respectively.

Reported net income in the first quarter of 2018 compared to reported net income in the first quarter of 2017 reflected unfavourable market related impacts primarily driven by interest rates and an increase in the unfavourable impact of changes in fair value of real estate. Underlying net income improved compared to the first quarter of 2017, benefiting from the interest on par seed capital by US$28 million ($35 million) in the first quarter of 2018 within In-force Management, and favourable morbidity experience, investment

(1)	Represents sales of individual wealth products developed by Sun Life Financial, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.

First Quarter 2018/ sunlife.com  11

activity, and the lower income tax rate in the U.S., partially offset by unfavourable lapse and other policyholder behaviour experience in In-force Management and unfavourable mortality experience in Group Benefits. The after-tax profit margin for Group Benefits(1) was 5.6% as of the first quarter of 2018, compared to 2.8% as of the first quarter of 2017.

Growth

Q1 2018 vs. Q1 2017

SLF U.S. Group Benefits sales of US$108 million in the first quarter of 2018 increased 17% compared to the first quarter of 2017 of US$92 million, driven by an increase across most product lines, with the largest growth in life, disability, and medical stop-loss sales.

3. SLF Asset Management

	Quarterly results
SLF Asset Management (C$ millions)	Q1’18	Q4’17	Q1’17
Reported net income	210	114	171
Other adjustments(1)	(21)	(112)	(12)
Underlying net income(2)	231	226	183
Assets under management (C$ billions)(2)	681.7	677.6	642.8
Gross sales (C$ billions)(2)	32.3	28.5	30.3
Net sales (C$ billions)(2)	(5.1)	(3.4)	(12.5)

MFS (C$ millions)
Reported net income	201	91	164
Other adjustments(1)	(21)	(129)	(12)
Underlying net income(2)	222	220	176
Assets under management (C$ billions)(2)	621.6	618.3	586.9
Gross sales (C$ billions)(2)	29.6	25.6	27.3
Net sales (C$ billions)(2)	(5.4)	(5.0)	(14.7)
MFS (US$ millions)
Reported net income	159	72	124
Other adjustments(1)	(17)	(102)	(9)
Underlying net income(2)	176	174	133
Pre-tax net operating profit margin ratio(2)	38%	40%	36%
Average net assets (US$ billions)(2)	495.0	482.6	437.6
Assets under management (US$ billions)(2)(3)	482.2	491.6	440.9
Gross sales (US$ billions)(2)	23.4	20.1	20.6
Net sales (US$ billions)(2)	(4.3)	(4.0)	(11.1)
Asset appreciation (depreciation) (US$ billions)	(5.1)	21.4	26.4
S&P 500 Index (daily average)	2,733	2,605	2,324
MSCI EAFE Index (daily average)	2,072	2,005	1,749

SLIM (C$ millions)
Reported net income	9	23	7
Other adjustments(1)	–	17	–
Underlying net income(2)	9	6	7
Assets under management (C$ billions)(2)	60.1	59.3	55.9
Gross sales (C$ billions)(2)	2.7	2.9	3.0
Net sales (C$ billions)(2)	0.3	1.6	2.2

(1)

Comprised of Fair value adjustments on MFS’s share-based payment awards and U.S. tax reform. For further information, see section M – Non-IFRS Financial Measures in this document and section G – Performance by Business Group in the 2017 annual MD&A.

(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at March 31, 2018.

(1)	Represents a non-IFRS financial measure. Based on underlying net income, on a trailing four quarters basis, and is described in section M – Non-IFRS Financial Measures in this document.

First Quarter 2018/ sunlife.com  12

Profitability

Q1 2018 vs. Q1 2017

SLF Asset Management’s reported net income was $210 million in the first quarter of 2018, compared to $171 million in the first quarter of 2017. SLF Asset Management had underlying net income of $231 million in the first quarter of 2018, compared to $183 million in the first quarter of 2017. The impact from the movement of the Canadian dollar in the first quarter of 2018 relative to average exchange rates in the first quarter of 2017 decreased reported net income and underlying net income by $9 million and $10 million, respectively.

SLF Asset Management’s higher reported net income, compared to the same quarter in 2017, reflected higher average net assets and the lower income tax rate in the U.S., partially offset by Fair value adjustments on MFS’s share-based payment awards.

In U.S. dollars, MFS’s reported net income was US$159 million in the first quarter of 2018, compared to US$124 million in the first quarter of 2017. MFS’s underlying net income was US$176 million in the first quarter of 2018, compared to US$133 million in the first quarter of 2017. MFS’s reported net income and underlying net income compared to the first quarter of 2017 reflected higher average net assets and the lower income tax rate in the U.S. MFS’s pre-tax net operating profit margin ratio was 38% in the first quarter of 2018, up from 36% in the first quarter of 2017 due primarily to higher average net assets.

Growth

SLF Asset Management’s AUM was $681.7 billion as at March 31, 2018, compared to $677.6 billion as at December 31, 2017. The increase in AUM was primarily due to currency impact, partially offset by asset depreciation and net outflows. MFS’s AUM was US$482.2 billion ($621.6 billion) as at March 31, 2018, compared to US$491.6 billion ($618.3 billion) as at December 31, 2017. The decrease of US$9.4 billion was primarily driven by redemptions of US$27.7 billion and asset depreciation of US$5.1 billion, partially offset by gross sales of US$23.4 billion.

MFS ranked second out of approximately 50 firms in the Barron’s 2017 Fund Family Rankings for ten-year firm-wide performance for the third consecutive year. In the first quarter of 2018, 83%, 84% and 91% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively.

SLIM’s AUM was $60.1 billion as at March 31, 2018, compared to $59.3 billion as at December 31, 2017.

4. SLF Asia

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Insurance and Wealth	105	83	73
International(1)	28	38	12
Reported net income (loss)	133	121	85
Market related impacts(2)	4	15	(1)
Assumption changes and management actions	1	–	(11)
Other adjustments	–	(5)	–
Underlying net income (loss)(3)	128	111	97
Reported ROE (%)(3)	11.2	9.0	6.4
Underlying ROE (%)(3)	10.7	8.2	7.2
Insurance sales(3)	233	252	200
Wealth sales(3)	3,736	3,603	2,897

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see earlier in this section.

(2)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q1 2018 vs. Q1 2017

SLF Asia’s reported net income, including the International business unit, was $133 million in the first quarter of 2018, compared to reported net income of $85 million in the first quarter of 2017. Underlying net income was $128 million, compared to $97 million in the first quarter of 2017. The impact from the movement of the Canadian dollar in the first quarter of 2018 relative to average exchange rates in the first quarter of 2017 reduced both reported net income and underlying net income by $7 million.

Reported net income in the first quarter of 2018 compared to the first quarter of 2017 reflected favourable market related impacts due to favourable credit spread changes partially offset by unfavourable equity market movements. Underlying net income in the first quarter of 2018, compared to the first quarter of 2017, reflected strong business growth.

First Quarter 2018/ sunlife.com  13

As a result of a revision of the capital allocation model for SLF Asia, reported and underlying ROEs for SLF Asia both increased approximately 1.4% in the first quarter of 2018. The remaining increases in SLF Asia’s ROEs reflected business growth in the first quarter of 2018.

Growth

Q1 2018 vs. Q1 2017

SLF Asia insurance sales were $233 million in the first quarter of 2018, compared to $200 million in the first quarter of 2017. Total individual insurance sales increased 14%, driven by double-digit growth in all markets except Hong Kong and International, which had lower sales compared to strong 2017 results. On a constant currency basis, individual insurance sales increased 18%.

SLF Asia wealth sales were $3.7 billion in the first quarter of 2018, compared to $2.9 billion in the first quarter of 2017. The continued growth momentum in wealth sales was led by our pensions business in Hong Kong, equity and fixed income funds in our Indian joint venture mutual fund company, Aditya Birla Sun Life AMC Limited, and our asset management company in the Philippines.

5. Corporate

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
SLF U.K.	48	6	45
Corporate Support	(67)	(143)	(41)
Reported net income (loss)	(19)	(137)	4
Market related impacts(1)	(3)	–	(8)
Assumption changes and management actions(2)	–	(10)	9
Other adjustments(2)(3)	(3)	(104)	(2)
Underlying net income (loss)(4)	(13)	(23)	5

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)

Includes the impact of U.S. tax reform in the fourth quarter of 2017. For further information, see section M – Non-IFRS Financial Measures in this document and section G – Performance by Business Group in the 2017 annual MD&A.

(3)

Comprised of Acquisition, integration and restructuring amounts and U.S. tax reform. Acquisition, integration and restructuring amounts for the fourth quarter of 2017 consisted primarily of the impact of the restructuring charge related to Company’s plan to enhance business processes and organizational structures and capabilities. The Acquisition, integration and restructuring amounts were $(3) million, $(50) million, and $(2) million for the first quarter of 2018, fourth quarter of 2017, and first quarter of 2017, respectively.

(4)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q1 2018 vs. Q1 2017

Reported net loss in Corporate was $19 million in the first quarter of 2018, compared to reported net income of $4 million in the first quarter of 2017. Underlying net loss was $13 million, compared to underlying net income of $5 million in the first quarter of 2017. The reported net loss and underlying net loss reflected an increase in expenses, and tax related items, partially offset by favourable investing activity experience in the U.K.

SLF U.K.’s reported net income in the first quarter of 2018 increased compared to the first quarter of 2017 due to favourable investing activity, partially offset by the impact of ACMA and less favourable mortality experience.

Corporate Support had a reported net loss of $67 million in the first quarter of 2018, compared to a reported net loss of $41 million in the first quarter of 2017. The increase in loss was primarily due to higher regulatory related expenses (including the adoption of LICAT and the IFRS 17 initiative) and tax related items.

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G. Investments

We had total general fund invested assets of $146.2 billion as at March 31, 2018, compared to $146.1 billion as at December 31, 2017. The increase in general fund invested assets was primarily due to changes in the currency impact from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017, as well as an increase in operating activity, offset by a decline in net fair value. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	March 31, 2018		December 31, 2017
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,837	5%	8,890	6%
Debt securities	72,607	50%	72,619	50%
Equity securities	5,699	4%	6,020	4%
Mortgages and loans	44,073	30%	42,805	29%
Derivative assets	1,313	1%	1,478	1%
Other invested assets	4,322	3%	4,154	3%
Policy loans	3,120	2%	3,106	2%
Investment properties	7,243	5%	7,067	5%
Total invested assets	146,214	100%	146,139	100%

(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for Fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at March 31, 2018.

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	March 31, 2018				December 31, 2017
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	24,661	4,351	29,012	40%	24,132	4,114	28,246	39%
United States	20,140	5,572	25,712	35%	20,758	5,719	26,477	36%
Europe	9,107	1,331	10,438	14%	8,923	1,402	10,325	14%
Asia	3,506	540	4,046	6%	3,694	571	4,265	6%
Other	2,447	952	3,399	5%	2,460	846	3,306	5%
Total debt securities	59,861	12,746	72,607	100%	59,967	12,652	72,619	100%

Our debt securities with a credit rating of “A” or higher represented 72.2% of the total debt securities as at March 31, 2018, compared to 70.6% as at December 31, 2017. Debt securities with a credit rating of “BBB” or higher represented 98.6% of total debt securities as at March 31, 2018, compared to 98.3% as at December 31, 2017.

Our gross unrealized losses as at March 31, 2018 for FVTPL and AFS debt securities were $0.7 billion and $0.2 billion, respectively, compared with $0.3 billion and $0.1 billion, respectively, as at December 31, 2017. The increase in gross unrealized losses was largely due to the impact from rising interest rates and credit spreads.

2. Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

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The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	March 31, 2018			December 31, 2017
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,464	13,238	21,702	8,390	13,265	21,655
United States	7,281	9,989	17,270	7,103	9,542	16,645
Europe	–	3,164	3,164	–	2,706	2,706
Asia	–	303	303	–	265	265
Other	–	1,634	1,634	–	1,534	1,534
Total	15,745	28,328	44,073	15,493	27,312	42,805
% of Total Invested Assets	11%	19%	30%	11%	19%	29%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at March 31, 2018, we held $15.7 billion of mortgages, compared to $15.5 billion as at December 31, 2017. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at March 31, 2018, 30% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at March 31, 2018, consistent with December 31, 2017. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.78 times. Of the $3.2 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 91% were insured by the CMHC.

As at March 31, 2018, we held $28.3 billion of loans, compared to $27.3 billion as at December 31, 2017. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	March 31, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,726	28,205	43,931	–		–	–
Past due:
Past due less than 90 days	–	–	–	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	42	153	195	23	(1)	30	53
Total	15,768	28,358	44,126	23		30	53

	December 31, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,482	27,180	42,662	–		–	–
Past due:
Past due less than 90 days	–	71	71	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	33	89	122	22	(1)	28	50
Total	15,515	27,340	42,855	22		28	50

(1)	Includes $20 million of sectoral provisions as at March 31, 2018, consistent with December 31, 2017.

Our impaired mortgages and loans, net of allowance for losses, were $142 million as at March 31, 2018, compared to $72 million as at December 31, 2017. The increase of $70 million is driven from an increase in impaired loans which was primarily due to the addition of one creditor in the first quarter of 2018.

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3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	March 31, 2018	December 31, 2017
Net fair value asset (liability)	(615)	(278)
Total notional amount	54,369	54,121
Credit equivalent amount(2)	544	561
Risk-weighted credit equivalent amount(1)(2)	14.2	n/a

(1)

As of March 31, 2018 the risk-weighted credit equivalent amount is calculated under the new LICAT guidelines which were effective January 1, 2018. LICAT ratios are not applicable before January 1, 2018.

(2)	Amounts presented are net of collateral received.

The total notional amount of our derivatives increased to $54.4 billion as at March 31, 2018 from $54.1 billion as at December 31, 2017.

The net fair value of derivatives was a liability of $615 million as at March 31, 2018, compared to a liability of $278 million as at December 31, 2017. The decrease in net fair value was primarily due to the impact of the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts, as well as the impact of upward shifts in the yield curves.

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2018 was $2,273 million compared to $2,288 million as at December 31, 2017. The decrease of $15 million was primarily due to the release of provisions on fixed income assets supporting our insurance contract liabilities and decrease due to yield curve movement, offset by weakening of the Canadian dollar and increases in the provision for assets purchased, net of dispositions.

H. Risk Management

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

(1)	Net income refers to common shareholders’ net income in section H – Risk Management in this document.

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The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $36 million (pre-tax) in net gains on the sale of AFS assets during the first quarter of 2018 ($55 million pre-tax in the first quarter of 2017). The net unrealized gains or OCI position on AFS fixed income and equity assets were $44 million and $112 million, respectively, after-tax as at March 31, 2018 ($171 million and $175 million, respectively, after-tax as at December 31, 2017).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at March 31, 2018 and December 31, 2017.

As at March 31, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 300
Potential impact on OCI(3)	$ (200)	$ (50)	$ 50	$ 200
Potential impact on LICAT(2)(4)	2.0% point decrease	0.5% point decrease	0.5% point increase	1.5% point increase

As at December 31, 2017 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 300
Potential impact on OCI(3)	$ (200)	$ (50)	$ 50	$ 200
Potential impact on LICAT(2)(4)	n/a	n/a	n/a	n/a
(1)

Represents the respective change across all equity markets as at March 31, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

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Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at March 31, 2018 and December 31, 2017.

Our LICAT ratio decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio. LICAT includes the change in OCI associated with assets designated as AFS. Given the change in the sensitivity profile as a result of LICAT, the ranges of sensitivities were reviewed and updated accordingly.

($ millions, unless otherwise noted)	As at March 31, 2018		As at December 31, 2017
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$ (100)	$ 50	$(100)	$50
Potential impact on OCI(3)	$ 300	$ (300)	$250	$(250)
Potential impact on LICAT(2)(5)	3.0% point increase	4.0% point decrease	n/a	n/a

(1)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2018 and December 31, 2017 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
March 31, 2018	$(100)	$100	$50	$(50)
December 31, 2017	$(100)	$100	$25	$(25)

(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our

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risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at March 31, 2018 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at March 31, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,099	391	10,807	434
SLF Asia(4)	3,519	285	3,629	99
Run-off reinsurance(5)	2,510	391	1,556	374
Total	18,128	1,067	15,992	907

As at December 31, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,448	315	10,875	399
SLF Asia(4)	3,727	250	3,755	107
Run-off reinsurance(5)	2,534	375	1,546	385
Total	18,709	940	16,176	891

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

(5)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

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The movement of the items in the table above from December 31, 2017 to March 31, 2018 primarily resulted from the following factors:

(i)	the total fund values decreased due to unfavourable equity market movements and net redemptions from legacy business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk increased due to unfavourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar, which was partially offset by net redemptions from legacy business;
(iii)	the total value of guarantees decreased due to net redemptions from legacy business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar; and
(iv)	the total insurance contract liabilities increased due to unfavourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at March 31, 2018, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2018 and December 31, 2017.

Impact of Segregated Fund Hedging

March 31, 2018
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	–	(50)	(100)

December 31, 2017
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	–	(50)	(100)

(1)

Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2018 and December 31, 2017, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

Represents the change across all equity markets as at March 31, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)	Net income sensitivities have been rounded to the nearest $50 million.
(4)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An

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instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2018 would decrease net income(1) by approximately $275 million ($250 million decrease as at December 31, 2017). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2018 would increase net income by approximately $275 million ($250 million increase as at December 31, 2017).

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2017 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M – Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2018 and December 31, 2017, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the March 31 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2018 and December 31, 2017, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts, cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M – Accounting and Control Matters – 1 – Critical Accounting Policies and Estimates in our 2017 annual MD&A. Additional information on market risk can be found in Note 6 of our 2017 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

(1)	Net income sensitivities have been rounded to the nearest $25 million.

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I. Additional Financial Disclosure

1. Revenue

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Premiums
Gross	5,217	5,308	4,733
Ceded	(572)	(1,230)	(1,169)
Net premiums	4,645	4,078	3,564
Net investment income
Interest and other investment income	1,354	1,399	1,314
Fair value(1) and foreign currency changes on assets and liabilities	(1,548)	1,610	658
Net gains (losses) on available-for-sale assets	36	41	55
Fee income	1,506	1,520	1,418
Total revenue	5,993	8,648	7,009
Adjusted revenue(2)	7,865	7,958	7,100

(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Revenue in the first quarter of 2018 was $6.0 billion, down $1.0 billion compared to the first quarter of 2017. The decrease was mainly attributable to decreases in the fair value of FVTPL assets largely due to the increases in interest rates in the first quarter in 2018 compared to decreases in interest rates in the same period in 2017 and also impacts from interest rates derivatives, partially offset by higher net premium revenue. The currency impact from the change in the Canadian dollar relative to average exchange rates in the first quarter of 2017 decreased revenue by $105 million.

Adjusted revenue was $7.9 billion in the first quarter of 2018, increased $0.8 billion compared to the first quarter of 2017. The increase was primarily driven by higher net premium revenue in SLF Canada and SLF U.S., and increased fee income from SLF Asset Management, SLF Canada and SLF Asia.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $163.5 billion as at March 31, 2018, compared to $162.7 billion as at December 31, 2017, primarily a result of an increase of $1.9 billion from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017 and an increase of $0.4 billion from business activities, partially offset by $1.5 billion from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $111.9 billion as at March 31, 2018 increased by $0.8 billion compared to December 31, 2017, mainly due to balances arising from new policies and the currency impact from the change in the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017, partially offset by changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $22.8 billion as at March 31, 2018, compared to $22.3 billion as at December 31, 2017. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $0.7 billion in 2018, before preferred share dividends of $24 million;
(ii)	an increase of $313 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017;
(iii)	impact of $89 million from the transfer of seed capital from the participating account to the shareholder account;
(iv)	changes in the remeasurement of defined benefit plans of $62 million;
(v)	an increase of $17 million from OCI of joint ventures and associates; and
(vi)	$9 million from stock options exercised and $2 million from stock-based compensation; partially offset by
(vii)	common share dividend payments of $277 million;
(viii)	net unrealized losses on AFS assets in OCI of $190 million; and
(ix)	a decrease of $166 million from the repurchase and cancellation of common shares;

As at April 27, 2018, SLF Inc. had 607,621,466 common shares, 3,276,670 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

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3. Cash Flows

	Quarterly results
($ millions)	Q1’18	Q1’17
Net cash and cash equivalents, beginning of period	5,956	6,509
Cash flows provided by (used in):
Operating activities	430	(618)
Investing activities	(22)	18
Financing activities	(956)	(1,173)
Changes due to fluctuations in exchange rates	76	(31)
Increase (decrease) in cash and cash equivalents	(472)	(1,804)
Net cash and cash equivalents, end of period	5,484	4,705
Short-term securities, end of period	2,293	2,125
Net cash, cash equivalents and short-term securities, end of period	7,777	6,830

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The lower cash flows used in financing activities in the first quarter of 2018 compared to the same period last year were largely due to the higher senior debentures redemption in the first quarter of 2017, partially offset by the repurchase and cancellation of common shares.

4. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16	Q2’16
Total revenue	5,993	8,648	5,555	8,122	7,009	2,366	7,892	9,533
Common shareholders’ net income (loss)
Reported	669	207	817	574	551	728	737	480
Underlying(1)	770	641	643	689	573	560	639	554
Diluted EPS ($)
Reported	1.09	0.34	1.32	0.93	0.89	1.18	1.20	0.78
Underlying(1)	1.26	1.05	1.05	1.12	0.93	0.91	1.04	0.90
Basic reported EPS ($)
Reported	1.10	0.34	1.33	0.93	0.90	1.19	1.20	0.78
Reported net income (loss) by segment
SLF Canada	249	172	340	185	266	398	184	185
SLF U.S.(2)	96	(63)	72	(178)	25	81	47	26
SLF Asset Management	210	114	185	183	171	198	181	173
SLF Asia(2)	133	121	216	356	85	83	298	96
Corporate	(19)	(137)	4	28	4	(32)	27	–
Total reported net income (loss)	669	207	817	574	551	728	737	480
Underlying net income (loss) by segment(1)
SLF Canada	295	232	222	266	229	243	226	200
SLF U.S.(2)	129	95	121	101	59	55	85	61
SLF Asset Management	231	226	204	199	183	188	188	153
SLF Asia(2)	128	111	130	123	97	94	130	138
Corporate	(13)	(23)	(34)	–	5	(20)	10	2
Total underlying net income (loss)(1)	770	641	643	689	573	560	639	554

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 and 2016 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

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Fourth Quarter 2017

Reported net income was $207 million in the fourth quarter of 2017, reflecting unfavourable impact of the U.S. tax reform, a restructuring charge, and the impact from interest rates compared to the fourth quarter of 2016. Underlying net income was $641 million, reflecting the growth in our wealth businesses and favourable morbidity and mortality experience.

Third Quarter 2017

Reported net income was $817 million in the third quarter of 2017, reflecting favourable market related activity primarily driven by interest rates and changes in the fair values of real estate, and favourable impact of ACMA, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments compared to the third quarter of 2016. Underlying net income was $643 million, reflecting favourable mortality experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity.

Second Quarter 2017

Reported net income was $574 million in the second quarter of 2017, reflecting the unfavourable effect of market related impacts driven by interest rate changes, the unfavourable impact of acquisition, integration and restructuring amounts, fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $689 million, reflecting business growth, gains from investing activity on insurance contract liabilities, positive credit experience and favourable morbidity and mortality experience, partially offset by unfavourable lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience.

First Quarter 2017

Reported net income was $551 million in the first quarter of 2017, reflecting the favourable effect of market related impacts partially offset by the unfavourable impact of acquisition, integration and restructuring amounts and fair value adjustments on MFS’s share-based payment awards. Reported net income also reflected the factors discussed in underlying net income. Underlying net income was $573 million, reflecting favourable mortality experience in SLF Canada and SLF U.K. and gains from investing activities on insurance contract liabilities, partially offset by lapse and other policyholder behaviour experience and unfavourable mortality experience in SLF U.S.

Fourth Quarter 2016

Reported net income was $728 million in the fourth quarter of 2016, reflecting favourable interest rate impacts. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $560 million, reflecting positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

Third Quarter 2016

Reported net income was $737 million in the third quarter of 2016, reflecting favourable equity markets, interest rates, and assumption changes and management actions. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $639 million, reflecting higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

Second Quarter 2016

Reported net income was $480 million in the second quarter of 2016, reflecting unfavourable impact of interest rates. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $554 million, reflecting unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses. This was partially offset by gains from investment activity on insurance contract liabilities and positive credit experience.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2017.

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

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In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. Insurance contracts are recognized and measured as the total of: the fulfillment cash flows, which are current estimates of expected cash flows adjusted to reflect the timing and the uncertainty in those amounts; and the contractual service margin, which represents the future profit that the company expects to earn as it provides insurance coverage.

IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will significantly affect how we account for our insurance contracts and how we report and disclose our financial performance in our Consolidated Financial Statements. Any regulatory and tax regimes that are dependent upon IFRS accounting values may also be impacted.

The adoption of IFRS 17 will be a significant initiative for us and the industry. In order to ensure effective implementation, we have established a transitions program for IFRS 17 and dedicated significant resources to the implementation. We continue to assess both the potential financial statement and business implications of the standard and have regular discussions on application and interpretation of IFRS 17 with our peers in Canada through industry and professional associations. We are also monitoring and participating in international developments related to the adoption and interpretation of this standard.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on January 1, 2018 and ended on March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

M. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts, which include: (i) impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period. Equity market impact also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rate that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period.
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities;
(c)	Other adjustments:

(i)	certain hedges in SLF Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards, that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS excludes the dilutive impact of convertible instruments.

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The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q1’18	Q4’17	Q1’17
Reported net income	669	207	551
Equity market impact
Impact from equity market changes	(35)	30	18
Basis risk impact	(10)	(11)	2
Equity market impact	(45)	19	20
Interest rate impact(1)
Impact of interest rate changes	(27)	(75)	3
Impact of credit spread movements	17	(26)	(11)
Impact of swap spread movements	(17)	(9)	(16)
Interest rate impact	(27)	(110)	(24)
Impact of changes in the fair value of investment properties	4	34	15
Market related impacts	(68)	(57)	11
Assumption changes and management actions(2)	(3)	(34)	1
Other adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	6	2	(2)
Fair value adjustments on MFS’s share-based payment awards	(21)	(34)	(12)
Acquisition, integration and restructuring	(15)	(60)	(20)
U.S. tax reform(2)	–	(251)	–
Total of other adjustments	(30)	(343)	(34)
Underlying net income (loss)	770	641	573
Reported EPS (diluted) ($)	1.09	0.34	0.89
Market related impacts ($)	(0.11)	(0.10)	0.01
Assumption changes and management actions ($)	(0.01)	(0.05)	–
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.01	–	–
Fair value adjustments on MFS’s share-based payment awards ($)	(0.03)	(0.05)	(0.02)
Acquisition, integration and restructuring ($)	(0.03)	(0.10)	(0.03)
U.S. tax reform	–	(0.41)	–
Impact of convertible securities on diluted EPS ($)	–	–	–
Underlying EPS (diluted) ($)	1.26	1.05	0.93

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(2)	Includes the impact of U.S. tax reform for the fourth quarter of 2017. For further information, see section G – Performance by Business Group in the 2017 annual MD&A.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In SLF Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., insurance sales consist of sales by Group Benefits. In SLF Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, Vietnam and sales from our

First Quarter 2018/ sunlife.com  27

International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Revenue	5,993	8,648	7,009
Constant Currency Adjustment	(158)	(155)	–
FV Adjustment	(1,548)	1,610	658
Reinsurance in SLF Canada’s GB Operations Adjustment	(166)	(765)	(749)
Adjusted revenue	7,865	7,958	7,100

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results
($ millions)	Q1’18	Q4’17	Q1’17
Premiums and deposits	46,116	40,966	42,293
Constant Currency Adjustment	(1,690)	(1,373)	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(166)	(765)	(749)
Adjusted premiums and deposits	47,972	43,104	43,042

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for SLF U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses SLF U.S. Group Benefits underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impact of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

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N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the expected impact of the U.S. tax reform on the Company’s tax expense (iv) relating to our expected capital position under the new LICAT guideline, (v) relating to our expected tax range for future years (vi) that are predictive in nature or that depend upon or refer to future events or conditions, (vii) relating to the development of our high net worth insurance business in Asia, (viii) relating to the growth and development of Sun Life U.S., and (ix) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings, C – Profitability – 5 – Income taxes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2017 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to policyholder behaviour; mortality, morbidity and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

First Quarter 2018/ sunlife.com  29

Earnings Conference Call

The Company’s first quarter 2018 financial results will be reviewed at a conference call on Wednesday, May 9, 2018, at 1:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q1 2020 period end. The conference call can also be accessed by phone by dialing 647-427-2311 (International) or 1-866-521-4909 (toll-free within North America). A replay of the conference call will be available from Wednesday, May 9, 2018 at 4 p.m. ET until 11:59 p.m. ET on Wednesday, May 23, 2018 by calling 416-621-4642 or 1-800-585-8367 (toll free within North America) using Conference ID: 2373636.

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CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31, 2018	March 31, 2017
Revenue
Premiums
Gross		$5,217	$4,733
Less: Ceded		572	1,169
Net premiums		4,645	3,564
Net investment income (loss):
Interest and other investment income		1,354	1,314
Fair value and foreign currency changes on assets and liabilities (Note 4)		(1,548)	658
Net gains (losses) on available-for-sale assets		36	55
Net investment income (loss)		(158)	2,027
Fee income (Note 8)		1,506	1,418
Total revenue		5,993	7,009

Benefits and expenses
Gross claims and benefits paid (Note 6)		4,002	4,032
Increase (decrease) in insurance contract liabilities (Note 6)		(554)	683
Decrease (increase) in reinsurance assets (Note 6)		15	135
Increase (decrease) in investment contract liabilities (Note 6)		(7)	13
Reinsurance expenses (recoveries) (Note 7)		(528)	(1,158)
Commissions		573	617
Net transfer to (from) segregated funds (Note 11)		(17)	(13)
Operating expenses		1,618	1,598
Premium taxes		92	91
Interest expense		75	80
Total benefits and expenses		5,269	6,078

Income (loss) before income taxes		724	931
Less: Income tax expense (benefit) (Note 9)		119	182

Total net income (loss)		605	749
Less: Net income (loss) attributable to participating policyholders (Note 10)		(88)	175

Shareholders’ net income (loss)		693	574
Less: Preferred shareholders’ dividends		24	23
Common shareholders’ net income (loss)		$669	$551

Average exchange rates during the reporting periods:	U.S. dollars	1.26	1.32

Earnings (loss) per share (Note 13)
Basic		$1.10	$0.90
Diluted		$1.09	$0.89

Dividends per common share		$0.455	$0.420

The attached notes form part of these Interim Consolidated Financial Statements.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2018	December 31, 2017
Assets
Cash, cash equivalents and short-term securities (Note 4)		$7,837	$8,890
Debt securities (Note 4)		72,607	72,619
Equity securities (Note 4)		5,699	6,020
Mortgages and loans		44,073	42,805
Derivative assets		1,313	1,478
Other invested assets (Note 4)		4,322	4,154
Policy loans		3,120	3,106
Investment properties (Note 4)		7,243	7,067
Invested assets		146,214	146,139
Other assets		4,830	4,408
Reinsurance assets (Note 6)		4,143	4,028
Deferred tax assets		1,344	1,295
Intangible assets		1,685	1,667
Goodwill		5,283	5,183
Total general fund assets		163,499	162,720
Investments for account of segregated fund holders (Note 11)		106,221	106,392
Total assets		$269,720	$269,112
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)		$118,685	$117,785
Investment contract liabilities (Note 6)		3,124	3,082
Derivative liabilities		1,928	1,756
Deferred tax liabilities		428	403
Other liabilities		11,719	11,987
Senior debentures		1,299	1,299
Subordinated debt		3,037	3,437
Total general fund liabilities		140,220	139,749
Insurance contracts for account of segregated fund holders (Note 11)		98,943	99,121
Investment contracts for account of segregated fund holders (Note 11)		7,278	7,271
Total liabilities		$246,441	$246,141
Equity
Issued share capital and contributed surplus		$10,878	$10,911
Shareholders’ retained earnings and accumulated other comprehensive income		11,926	11,410
Total shareholders’ equity		22,804	22,321
Participating policyholders’ equity		475	650
Total equity		$23,279	$22,971
Total liabilities and equity		$269,720	$269,112

Exchange rates at the end of the reporting periods:	U.S. dollars	1.29	1.26

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Gregory Dilworth
Corporate Communications	Vice-President, Investor Relations
Tel: 647-256-2330	Tel: 416-979-6230
irene.poon@sunlife.com	investor.relations@sunlife.com

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